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PRESS RELEASE

        Boston, Mass., September 2, 1997 -- GRR Holdings, LLC ("Holdings"), a limited liability company formed by Boston Ventures, and Ground Round Restaurants, Inc. ("Ground Round") (Nasdaq NMS: GRXR) today announced that they have signed a definitive merger agreement for Holdings to acquire all outstanding shares of Ground Round common stock for $1.65 net per share in cash.

        Under the terms of the agreement, which has been approved by the board of directors of Ground Round, GRR Merger Corp., a subsidiary of Holdings, will begin a tender offer no later than September 8, 1997 for all outstanding shares of Ground Round common stock at $1.65 net per share in cash.

        The tender offer will be conditioned upon, among other things, there being validly tendered and (not withdrawn) prior to the expiration date of the offer, shares of Ground Round common stock representing, together with shares currently owned by Holdings, not less than 90% of the outstanding shares, termination or expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the receipt of certain regulatory approvals of transfers of liquor licenses held by the company or its subsidiaries and of exemptions from certain tied-house statutes. Holdings currently owns 554,900 shares of Ground Round common stock, or approximately 4.9% of the outstanding shares. In addition, certain shareholders of Ground Round have agreed to tender their shares, representing approximately 28% of the outstanding Ground Round common stock, in the offer. Following the consummation of the tender offer, any shares not purchased in the tender offer will be acquired in a merger at the same $1.65 net per share in cash.

        In anticipation of the acquisition, Ground Round's existing lenders have agreed, subject to certain conditions, to permit the company to use certain insurance and sale proceeds, as well as certain funds that would otherwise be required to pay amounts due under the existing credit agreement, to satisfy Ground Round's ordinary course working capital needs until October 22, 1997. Ground Round's lenders have also made certain other concessions to help the company consummate the merger.

        In addition, Ground Round's lenders have agreed to work with the company and Boston Ventures to amend and extend Ground Round's existing credit agreement to provide for more operating flexibility upon consummation of the merger.

        Boston Ventures is a private investment partnership which focuses its investments in the service sector of the economy with an emphasis on the communications, media and leisure time markets.

        Ground Round operates 121 company and franchises 41 full-service, casual dining restaurants in the Northeast, Mid-Atlantic and Midwest regions of the United States.